March 13, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
290 W. Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039

        Re: CoreWeave, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed on March 12, 2025
            File No. 333-285512
Dear Michael Intrator:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note that you highlight annual revenue, revenue growth, operating income margin and adjusted operating income margin in your graphic disclosures. Please revise to provide a more balanced presentation of the company's financial health by presenting net loss information with equal prominence to your other measures. Prospectus Summary
Overview, page 2

2. We note your revised disclosure on page 155 where you state that Microsoft will represent less than 50% of your expected future committed contract revenues when combining your RPO balance of $15.1 billion as of December 31, 2024, and up
 March 13, 2025
Page 2

       to $11.55 billion of future revenues from the recently signed Master Services
       Agreement with OpenAI. Please tell us the amount of RPO applicable to Microsoft as of December 31, 2024. Also, revise to include similar disclosure elsewhere where you discuss your RPOs (i.e. pages 2, 94, 102 and 130).
Notes to Consolidated Financial Statements
Note 17. Subsequent Events, page F-58

3. We note your revised disclosures on page 125 regarding additional RSU grants after
       December 31, 2024. Please revise to include a discussion of such grants and disclose the estimated stock-based compensation expense, both here and on page 125, that will impact your future financial statements. Refer to ASC 855-10-50-2(b).
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Michael A. Brown